By EDGAR Electronic Transmission

September 11, 2012

United States Securities & Exchange Commission
Attn:  Melissa Walsh, Staff Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re: Acxiom Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed May 25, 2012
File No. 000-13163

Dear Ms. Walsh:

The following are our responses to the letter from Stephen Krikorian dated August 28, 2012.  We have included each of your comments, followed by our response, in the same order and using the same numbering as your August 28, 2012 letter.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Comparison of 5 Year Cumulative Total Return, page 23

1.
Your performance graph disclosure should present dollar amounts for the plot points provided for each of the three graphs reflecting cumulative total return. See Instruction 2 of the Instructions to Item 201(e) of Regulation S-K. Without the presentation of the dollar amounts of each plot point, it is difficult to obtain a meaningful understanding of precisely how your stock price performed against the comparison indices. You may wish to present the dollar amounts in a table or in another easily accessible manner.

Acxiom response:  We agree that presentation of the dollar amounts for the plot points would be helpful in understanding the graph, and we will present this information in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page F-10

2.
Tell us the consideration you gave to providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Acxiom response:  We do not expect repatriation of undistributed earnings of foreign subsidiaries, or the related tax impact, to be a material consideration to our liquidity.  As of the balance sheet date, approximately 94% of our cash is in the US, and we have not repatriated any foreign subsidiary earnings in the past, nor do we expect to do so in the future.  Therefore we did not believe it necessary to include a discussion of the tax impacts of such a repatriation in our liquidity disclosure.  In future filings, we will disclose the fact that a large percentage of our cash is held in the US, or if this situation changes we will determine the appropriate disclosure of the tax impacts of repatriation of any significant amounts of undistributed earnings of foreign subsidiaries.

Annual Financial Statements

Consolidated Statements of Operations, page F-28

3.
We note that beginning with your Form 10-Q for the quarterly period ended December 31, 2011, you no longer present revenues and cost of revenue separately for products and services. Revise your presentation of revenue and cost of revenue in future filings to comply with Rules 5-03.1 and 5-03.2 of Regulation S-X, or advise.

Acxiom response:  We believe that our presentation of revenue and cost of revenue fully complies with Rule 5-03.  Rule 5-03 requires companies to state separately (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.  The only revenues that we receive from tangible products are from sales of equipment, which are only approximately 3% of our revenues.  In accordance with the rule, sales of any of the classes noted above which are less than 10% of the total may be combined with another class.  All of the remainder of our revenues are considered (d) revenues from services.  In prior years, we separately reported revenues and costs for products and services.  However, none of our products as we were reporting them are tangible products falling into category (a) in Rule 5-03.  The products and services revenues and costs as we were reporting them prior to the third quarter of the fiscal year ended March 31, 2012 were consistent with our reportable segments and represented business line revenues and costs rather than revenue types and related costs.  During the third quarter of the year ended March 31, 2012, we changed our segment reporting and as part of the preparation for the change we reviewed Rule 5-03 as it related to the captions on the income statement and determined that our presentation of products and services on the income statement was not required under the rule, since everything we sell constitutes a service (except for the small amounts of equipment sales as noted above).  Therefore our current presentation is still fully in compliance with the rule.  If sales of tangible products increase in future years to be more than 10% of our revenues, we will show such sales and costs separately, in accordance with the rule.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, F-36

4.
You state that you do not provide end-users with price-protection. However, we note from your discussion of the impairment assessment of deferred costs on page F-36 that some contracts contain provisions allowing the customer to request reductions in pricing under certain circumstances. Tell us how you account for these price protection provisions and the impact on your ability to meet the criterion for revenue recognition that the fee is fixed or determinable. Refer to SAB Topic 13.A.4. Provide us with any proposed changes to your disclosures, and revise your related disclosures in future filings, accordingly.

Acxiom response:  A limited number of our contracts contain provisions that allow the customer to benchmark the services provided and potentially request reductions in pricing based on the benchmarking process.  Generally these provisions allow the customer to use a third party to compare the services provided by Acxiom to those of other potential service providers with respect to price, quality, service, performance standards and technology.  If the results of the benchmark study indicate that the services provided by Acxiom are not competitive with the benchmark results, then Acxiom will work with the customer to address the issues.  If the benchmarking process results in any adjustments, these adjustments are only implemented on a prospective basis.  In no situations does Acxiom provide a refund for any previous services. None of the revenue previously recognized is at risk of being modified.  Therefore we have concluded that the benchmarking provisions do not compromise the revenue recognition requirement that the fee be fixed and determinable.

In future filings, we will replace the sentence about price protection with the following:   “Some contracts contain benchmarking provisions or provisions allowing the customer to request a future reduction in pricing under certain circumstances.  Any resulting reduction in pricing is only implemented on a prospective basis.”

Note 13 – Income Taxes, page F-57

5.
We note from your disclosure that you file income tax returns in foreign jurisdictions. Tell us what consideration you gave to including a description of the tax years that remain subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-10-50-15(e).

Acxiom response:  We have assessed each of our foreign subsidiaries including the status of tax return filings and reviews by local tax authorities, as well as evaluations of uncertain tax positions in the applicable jurisdictions. The United States accounts for approximately 86% of our consolidated revenue and over 100% of our income before income taxes, and approximately 91% of our consolidated provision for income taxes. No other subsidiary, or group of subsidiaries filing on a combined basis in a tax jurisdiction, accounts for a significant percentage of consolidated revenue, income before income taxes or provision for income taxes. As such, we consider each of these other subsidiaries or groups of subsidiaries to be immaterial with respect to the disclosure of tax years that remain subject to examination. However, if in the future any of these jurisdictions becomes material, we will include a statement indicating a range of years for which these other subsidiaries are subject to periodic examination.

6.
We note that the table that reconciles your statutory tax rate to your effective tax rate includes an item for Non-US subsidiaries. Please clarify what the Non-US subsidiaries reconciling item represents in each of the three years presented. As part of your response, explain how this item is determined in each fiscal year and identify the significant components of this item. In this regard, explain why you include the adjustment to the valuation reserve in this item instead of presenting this amount separately. We refer you to Rule 4-08(h) of Regulation S-X.

Acxiom response:  The Non-US subsidiaries reconciling item recorded for each of the three years presented represents the difference between the tax expense recorded for the Non-US subsidiaries included in the consolidated statement of operations computed using the US federal statutory rate of 35% and the tax expense computed using the appropriate foreign tax rate.  The change in the foreign valuation reserve was included on the line containing the Non-US subsidiaries reconciling item in order to report the difference in the total tax expense included in consolidated tax expense computed using the US statutory rate and computed using the foreign tax rates.   The significant change in the foreign valuation reserve for deferred taxes was disclosed in footnote 13 on page F-57.  In future filings we will present on a separate line any material adjustments to the valuation reserves in the reconciliation of income tax expense.

7.
Tell us what consideration you gave to providing disclosures for the deferred tax liability for temporary differences other than undistributed earnings that were not recognized. Refer to ASC 740-30-50-2(d) and 740-30-25-18(a).

Acxiom response:  We considered the amount of any deferred tax liability not recognized for temporary differences other than undistributed earnings related to investments in foreign subsidiaries to be immaterial with respect to the disclosure of such items.  We will continue to monitor such deferred tax liabilities for disclosure pursuant to ASC 740-30-50-2(d).

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 28, 2012)

Compensation Discussion and Analysis

Executive Summary, page 18

8.
You disclose that “Certified Revenue” and “Certified Operating Income” are corporate performance measures used to determine incentive compensation for your named executive officers for fiscal 2012. We refer to comment 8 issued in our prior comment letter dated March 9, 2010, relating to your 2009 Form 10-K. As requested, when discussing non-GAAP metrics used for determining incentive compensation, please clearly identify such measures as non-GAAP when first referenced in your filing, and briefly explain how they are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. We note the references on page 19 to the definitions of terms provided in the incentive plan, and to the fact that “Certified Operating Income” is adjusted for restructuring and “other unusual charges,” but the filing itself should indicate specifically how the non-GAAP performance measures are calculated from your financial statements.

Acxiom response:  We agree with the comment that we should have identified Certified Revenue and Certified Operating Income as non-GAAP metrics when first used and we further should have explained how they can be calculated from the financial statements.  Certified Revenue is calculated by taking revenue from the statement of operations on page F-28 and adding revenue from discontinued operations which is found on page F-46.

Certified Operating Income is calculated by taking income from operations from the statement of operations on page F-28, adding the impairment of goodwill and other intangibles and gains, losses and other items, net from the same page, adding the operating income of discontinued operations from page F-46, and adding an additional amount of other unusual expenses related primarily to management changes which the compensation committee determined should be excluded from the calculation.  In future filings, when we use non-GAAP measures in determining incentive compensation, we will properly identify them as non-GAAP metrics when first used and we will either show a table or give a clear explanation as to how the metrics can be calculated from the financial statements.

We believe the above responses address all of your comments.  However, if you have further comments or need additional information, you can reach me at 650-356-3655 or you may call Wayne Gregory, Director of Finance, at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Warren C. Jenson

Warren C. Jenson
Chief Financial Officer & Executive
Vice President